EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Nine Months Ended September 30,
	2003		2004		2005		2006		2007		2008
	As Adjusted (c)		As Adjusted (c)		As Adjusted (c)
EARNINGS AVAILABLE FOR FIXED CHARGES
Income from continuing operations before income taxes	$7,761		$111,457		$447,255		$580,114		$768,873		$257,029
Add: fixed charges & amortization of capitalized interest	32,424		41,172		17,488		20,754		21,844		16,626
Less: capitalized interest	(586)		(65)		(2,576)		(3,753)		(8,072)		(5,693)

Adjusted Earnings	$39,599		$152,564		$462,167		$597,115		$782,645		267,962

FIXED CHARGES
Interest expense (a)	$29,332		$37,638		$12,917		$15,892		$16,845		12,736
Interest component of leases (b)	3,009		3,451		4,488		4,584		4,546		3,254

Fixed Charges	$32,341		$41,089		$17,405		$20,476		$21,391		15,990

Ratio of Earnings/Fixed Charges	1.2	x	3.7	x	26.6	x	29.2	x	36.6	x	16.8	x

(a)	Interest expense includes both expensed and capitalized as well as amortization of discount on 11 3/4% senior notes (2003 and 2004), amortization of deferred finance costs and facility fees.
(b)	Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(c)	In the fourth quarter of 2006, we adopted a change in accounting method for the costs of turnarounds from the accrual method to the deferral method. The 2003, 2004 and 2005 prior periods presented above have been adjusted to reflect the period specific effects of applying the new accounting principle.